December 21, 2006

Securities and Exchange Commission

Washington, D.C. 20549

FORM AW—Withdrawal of Post-Effective Amendment No. 4 to Form S-3; Registration No. 333-117492

Ladies and Gentlemen:

The undersigned registrant hereby withdraws the previously filed Amendment to the Registration Statement, per discussions with Doreen Miller of the Commission. Please address any questions to our legal counsel, Linda C. Williams (415/983-7334). Thank you.

Very truly yours,

HEADWATERS INCORPORATED

By: /s/ Harlan M. Hatfield

Title: VP and General Counsel